May 4, 2009

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

RE:	Nucor Corporation

File No. 1-4119

Form 10-K for the fiscal year ended December 31, 2008

Definitive Proxy Statement on Schedule 14A

Dear Mr. O’Brien:

This letter is submitted on behalf of Nucor Corporation (the “Company”) in response to comments set forth in your letter dated April 6, 2009. Our responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered paragraphs set forth in your letter.

Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis, page 22

1.

We note your discussion on page 21 regarding the fourth quarter decreases in average sales price per ton and a decrease in the tons shipped to outside customers. We further note on page 26 your discussion that you experienced a rapid fall-off in sales due to weaker market conditions and your outlook for 2009 on page 28. Please expand discussion, in future filings, to clarify the specific impacts and risks of recent economic events to your business. Provide an overview of how the market for your products has been affected and the current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address

Mr. Terrence O’Brien

United States Securities and Exchange Commission

May 4, 2009

the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current debt instruments, credit ratings and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

We acknowledge the Staff’s comment and, in future filings, beginning with the 10-Q for the first quarter of 2009, we will include in our MD&A the following additional disclosure, subject to adjustment for changing economic conditions:

The severity and scope of the global economic crisis is unprecedented, and we have not seen any evidence that this abrupt and severe decline in economic activity has reached a bottom. In fact, conditions have continued to worsen with each successive month in 2009. At this time, there are few signs of improvement, and we continue to believe that a significant economic recovery is not likely to begin in 2009.

Nucor’s largest exposure to market risk is via our steel and steel products segments. Our steel mills utilization rate was XX% for the quarter ended XX, and almost all of our steel products facilities are operating at less than 50% of capacity. Service centers and other customers have continued reducing their inventories in response to these market conditions. We believe that the destocking process will eventually end, but that depends on economic conditions not getting worse than they are today. Approximately 60% of our steel and steel products segments sales are into the commercial, industrial and municipal construction markets. We expect the non-residential construction market to remain at depressed levels, resulting in decreased sales prices and volumes. Our largest single customer represents less than XX% of sales and we have only a small exposure to the U.S. automotive industry. Our exposure to market risk in our raw materials segment is mitigated by the fact that our steel mills use a significant portion of the products of that segment.

We remain confident about our future prospects despite the current economic cycle. We are maintaining or growing our market share, while many competitors who do not have our financial strength or highly variable and low cost structure are forced to shut down facilities. Our manufacturing processes are highly flexible and able to increase production quickly in response to any improvement in demand. This is especially true because our pay-for-performance culture has allowed us to avoid layoffs as our payroll expense has decreased dramatically due to lower production and other performance bonuses.

Mr. Terrence O’Brien

United States Securities and Exchange Commission

May 4, 2009

Nucor’s conservative financial practices have served us well in the past and are serving us well today. Our cash and cash equivalents position remains robust at $X.X billion as of XXXX, and our $1.3 billion revolving credit facility is undrawn and does not expire until November 2012. Nucor repaid $175.0 million in notes that matured in January 2009, and we have no other material debt maturities until 2012. We believe our financial strength is a key strategic advantage among domestic steel producers, particularly during recessionary business cycles. We carry the highest credit ratings of any metals and mining company in North America at A+ from Standard and Poor’s and A1 from Moody’s. Although Standard and Poor’s recently placed Nucor on credit watch with a negative outlook, Moody’s recently reaffirmed Nucor’s A1 rating and stable outlook. The credit markets have largely remained open and receptive to companies with an investment grade credit rating throughout the economic crisis, and Nucor’s present ratings place us five notches above the investment grade minimum of BBB-. Accordingly, even if we experience a credit ratings downgrade as a result of the current economic conditions, we expect to continue to have access to the capital markets if needed.

In severely depressed market conditions as we are experiencing today, we have several additional liquidity benefits. Nucor’s capital investment and maintenance practices give us the flexibility to reduce our current spending on our facilities to very low levels. Capital expenditures for 2009 are projected to be $400 million compared to $1 billion in 2008. Additionally, we expect to generate significant cash from working capital throughout the balance of the year as our primary raw materials (steel scrap and scrap substitutes) fall in price due to the reduced demand, and lower pricing of our products results in lower balances in accounts receivable. Also, in the first quarter of 2009, we suspended our supplemental dividend. As a result, we expect to reduce our total dividends paid by approximately $XXX million in 2009.

Please see our response to comment 2 with respect to debt covenant compliance.

2.

Please revise future filings to disclose, for each debt agreement, the specific terms of material debt covenants, if any. We note you have no borrowings outstanding on your credit facility at December 31, 2008 and you have discussed the ratio of funded debt to capital, however, you have not made an affirmative statement of whether or not you have passed your covenants. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to

Mr. Terrence O’Brien

United States Securities and Exchange Commission

May 4, 2009

understand how much cushion there is between the required ratios and the actual ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

We acknowledge the Staff’s comment and, in future filings, beginning with the 10-Q for the first quarter of 2009, we will include the following disclosure in our MD&A:

Our credit facility includes only one financial covenant, which is a limit on the ratio of funded debt to total capitalization of 60%. In addition, the credit facility contains customary non-financial covenants, including a limit on Nucor’s ability to pledge Company’s assets and a limit on consolidations, mergers and sales of assets. As of XXXX, our funded debt to total capital ratio was XX%, and we were in compliance with all other covenants under our credit facility. No borrowings were outstanding under the credit facility as of XXXX.

Our other debt agreements do not have any material debt covenants; therefore, we do not believe that any additional disclosures are required.

3.	Considering the decline in your stock price and the impact of recent economic events, please expand the discussion of your critical accounting policies for inventories, asset impairments and goodwill and long lived assets to provide more specific information about management’s insights and assumptions. For example:

•

Expand your discussion of goodwill to quantify the significant assumptions used, include a sensitivity analysis of significant assumptions, and provide information as to known trends, uncertainties or other factors reasonably likely to result in material impairment charges in future periods. For any reporting units with a carrying value that is not significantly different from the estimated fair value, please disclose the amount of goodwill for the reporting unit and the amount of headroom

•

Revise your asset impairment policy to clarify whether or not an impairment test was actually performed on your long lived assets under SFAS 144 at December 31, 2007. Please disclose the results of those tests to the extent they were performed, and if no test was performed explain how you considered that one was not necessary under paragraph 8 of SFAS 144. Note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management’s determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and

Mr. Terrence O’Brien

United States Securities and Exchange Commission

May 4, 2009

managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.

•

Your inventory policy should discuss the impact certain commodity prices, such as prices for steel and fuel costs, have had on your inventory balance in a time where demand may be low. We note during 2008, your LIFO charge was $341.8 million compared to $194.3 million in 2007 and that you recorded a lower of cost or market write down of $48.9 million. To the extent current market conditions may result in further adjustments to your inventory value, please disclose.

•

Tell us what consideration was given to including an accounting policy note for your equity method investment and joint ventures, specifically valuation and assessing recoverability. In this regard, we note your impairment charges recorded in 2008 related to the impairment of your investment in Hlsmelt joint venture.

Given the current economic conditions, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

When evaluating and selecting critical accounting policies and estimates to be included in MD&A, Nucor considers whether accounting estimates or assumptions were made where:

•

The nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	The impact of the estimates and assumptions on financial condition or operating performance is material.

Nucor believes that these considerations lead to the appropriate disclosure of our most critical accounting policies. Nucor also believes that the policies and estimates included in MD&A in our Form 10-K for the year ended December 31, 2008 appropriately disclose the effects of the critical accounting policies applied, the judgments made in their application and the likelihood of materially different reported results if different assumptions or conditions were to prevail.

Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies” and AICPA Statement of Position No. 94-6, “Disclosure of Certain Significant Risks and Uncertainties” currently require information to be included in the financial statements about the accounting principles and

Mr. Terrence O’Brien

United States Securities and Exchange Commission

May 4, 2009

methods used and the risks and uncertainties inherent in significant estimates. While Nucor has appropriately complied with the requirements in GAAP as it relates to the financial statements, we also realize that the underlying purpose of MD&A is to provide investors with “information that the registrant believes to be necessary to an understanding of its financial condition, changes in financial condition and results of operations.” Item 303(a) of Regulation S-K [17 CFR 229.303(a)].

Due to the decline in Nucor’s stock price and the impact of recent economic events, you suggest in your comments that our discussion of our critical accounting policies for inventories, asset impairments and goodwill and long lived assets was not sufficient in terms of the specific information required about management’s insights and assumptions. Although we acknowledge the Staff’s comment, we believe that the decline in our stock price and the economic downturn experienced in the fourth quarter do not individually or collectively constitute events that would render our current disclosures inadequate. These events certainly influenced estimates and assumptions that affect the reported amounts of assets and liabilities including cash flows used to estimate fair value for nonfinancial assets and selling prices used in determining net realizable value for purposes of inventory valuation. Within each policy note, Nucor has highlighted the key estimates or assumptions used in valuing the stated asset as well as disclosed certain warning signs that could impact these estimates or assumptions should conditions continue to worsen. Based on the suggestions and examples included in your letter, however, we will enhance our disclosure in future filings, beginning with the 10-Q for the first quarter of 2009, for each of the policies indicated in your letter as follows (see italicized text):

Goodwill

Goodwill is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit to the recorded value, including goodwill.

Nucor uses a discounted cash flow model to determine the current estimated fair value of its reporting units. Key assumptions used to determine the fair value of each reporting unit as part of our annual testing were: (a) expected cash flow for the five year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.5% - 4.0% depending on the growth

Mr. Terrence O’Brien

United States Securities and Exchange Commission

May 4, 2009

prospects of the reporting unit; (c) a discount rate based on management’s best estimate of the after-tax weighted average cost of capital; and (d) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its reporting units are estimated.

All reporting units had fair values in excess of their carrying values by at least 25% except for the Buildings Group and Cold Finish reporting units which, as a result, would be most impacted by changes in our assumptions and estimates. Goodwill amounts recorded at the Buildings Group and Cold Finish reporting units as of the annual test date of September 28, 2008 were $167.1 million and $44.5 million, respectively. As of the annual test date of September 28, 2008, the fair value of the Buildings Group and Cold Finish reporting units exceeded carrying value by $93.0 million and $37.3 million, respectively. A 50 basis point increase in the discount rate, a critical assumption in which a minor change can have a significant impact on the estimated fair value, would decrease the fair value of the Buildings Group and Cold Finish reporting units by $38.6 million and $24.0 million, respectively, resulting in no goodwill impairment charge.

Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future operating cash flows and discount rate, could decrease the fair value of the reporting units in the future and could result in an impairment of goodwill. We will continue to monitor events or circumstances that occur throughout the year to determine whether they would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Mr. Terrence O’Brien

United States Securities and Exchange Commission

May 4, 2009

Asset Impairments

We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which cash flows can be separately identified. Asset impairments are assessed whenever changes in circumstances could indicate that the carrying amounts of those productive assets exceed their projected undiscounted cash flows. Some of the estimated values for assets that we currently use in our operations utilize judgments and assumptions of future undiscounted cash flows that the assets will produce. When it is determined that an impairment exists, the related assets are written down to estimated fair market value.

Certain long-lived asset groupings were tested for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Undiscounted cash flows for each asset grouping were estimated using management’s long-range estimates of market conditions associated with each asset grouping over the estimated useful life of the principal asset within the group. Our undiscounted cash flow analysis indicated that those long-lived asset groupings were recoverable as of December 31, 2008; however, if our projected cash flows are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods. A 10% decrease in the projected cash flows of each of our asset groupings would not result in an impairment.

Inventories

Inventories are stated at the lower of cost or market. All inventories held by the parent company and Nucor-Yamato Steel Company are valued using the LIFO method of accounting except for supplies that are consumed indirectly in the production process, which are valued using the FIFO method of accounting. All inventories held by the parent company’s other subsidiaries are valued using the FIFO method of accounting. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold.

Should steel selling prices continue to decline in future quarters, further write-downs of inventory could result. Specifically, the valuation of raw material inventories purchased during periods of peak market pricing held by subsidiaries valued using the FIFO method of accounting would most likely be impacted. Low utilization rates at our steel mills have continued to hinder our ability to work through high priced scrap and scrap

Mr. Terrence O’Brien

United States Securities and Exchange Commission

May 4, 2009

substitutes (particularly pig iron), leading to period-end exposure when comparing carrying value to net realizable value.

Equity Method Investments

The decision to exclude an accounting policy note specific to our equity method investments was based primarily on the lack of a significant degree of preparer judgment or estimation used when applying equity method accounting. Until the fourth quarter of 2008, the impact on our consolidated statements of earnings for all years presented was immaterial, and we did not believe that circumstances or events were present during any previous period that could indicate a potential for impairment. Also, we included a statement in Note #1 to our most recently filed financial statements entitled “Nature of Operations and Basis of Presentation” that discloses our policy is to periodically evaluate equity investments for potential impairment resulting from declines in value considered to be other than temporary. We believed that this disclosure was sufficient in addressing our valuation methods as well as how and when we assess recoverability.

We did record an impairment charge in the amount of $84.8 million in the fourth quarter of 2008 to write off the majority of the carrying value of our investment in the HIsmelt joint venture in Australia. The impairment was based on an extraordinary unforeseen event, i.e., the suspension of production at the HIsmelt plant in December 2008 due to market conditions. We believed that the decision to suspend production as well as the deteriorating financial condition of the majority interest holder served as indicators that the decline in the fair value of our interest in the HIsmelt joint venture was other than temporary. The investment was written down based on our best estimates of the fair value of our share of the assets and liabilities at December 31, 2008. We had received no indication prior to the fourth quarter of 2008 of the majority interest holder’s intention to indefinitely idle the facility.

In future filings, beginning with the 10-Q for the first quarter of 2009, we will include a policy note regarding our material equity method investments which, after the write-off of our investment in the HIsmelt joint venture, consists primarily of our 50% interest in Duferdofin-Nucor S.r.l. acquired in July 2008. The proposed disclosure is as follows:

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. The results of these investments (excluding impairment charges) are included in the

Mr. Terrence O’Brien

United States Securities and Exchange Commission

May 4, 2009

Company’s marketing, administrative and other expenses in the consolidated statements of operations.

Each of the Company’s equity method investments is subject to a review for impairment, if and when, circumstances indicate that a loss in value below its carrying amount is other than temporary. Under these circumstances, the Company would write the investment down to its fair value, which would become its new carrying amount.

4.	You performed your most recent impairment test of goodwill as of October 1, 2008. Please tell us what consideration you have given to performing an interim test of goodwill. Explain why you believe the recent significant change in the business climate does not suggest the need for testing based on the guidance in paragraph 28 of SFAS 142.

In accordance with paragraph 28 of FAS 142, Nucor monitors events or circumstances that may occur throughout the year that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We were also aware that, given the deterioration in the economy during the fourth quarter of fiscal 2008, the likelihood of the occurrence of a triggering event would be even greater. In addition, we understand that the indicators listed in paragraph 28 do not include an exhaustive list and are aware that the SEC staff has recently provided additional examples that we also review to determine if a triggering event has occurred.

While the economic downturn has impacted all of our business segments and reporting units, we believe that the fundamentals of our businesses remain solid and the long-term outlook for our industry remains strong. Nucor has a long history of taking advantage of economic downturns to grow stronger, increase our market share and expand our long-term earnings power. The current economic climate has resulted in reduced earnings or even losses within certain reporting units as compared to prior year and even prior quarters. However, in mid-November, at the time of the completion of our annual goodwill impairment test (tested as of the first day of the fourth quarter), we believed that the cash flow projections we used in determining fair value already appropriately reflected the negative short-term economic outlook expected for 2009. In addition, our fair value models included a probability weighted approach which assigned higher probabilities to recessionary scenarios than in typical operating conditions. Beyond the short-term, however, our valuation models assume the restoration of long-term market stability. The steel industry is cyclical in nature and we believe that our valuations for purposes of goodwill impairment testing as of October 1,

Mr. Terrence O’Brien

United States Securities and Exchange Commission

May 4, 2009

2008 reflected appropriately the short-term downturns and, more importantly, the long-term recovery we anticipate will occur.

We also continue to monitor our market capitalization in relation to book value to determine whether a triggering event has occurred. While we understand that this relationship alone may not be indicative of the value of individual reporting units, we do believe it is relevant in determining the market’s expectation of future cash flows of the Company. As of December 31, 2008 (the last day of our fiscal year), our book value was $25.25 per share of outstanding common stock and the closing trading price of our common stock was $46.20 per share. We will continue to monitor the current operating environment to determine if a triggering event as defined in paragraph 28 of FAS 142 has occurred at which time we will again test our goodwill for impairment.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We trust that our responses and proposed disclosures in future filings adequately address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 366-7000 should you have any questions or require further information.

Very truly yours,

/s/ Terry S. Lisenby
Terry S. Lisenby
Chief Financial Officer, Treasurer
And Executive Vice President